March 11, 2011

Ms. Sharon Blume
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Highlands Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 0-27622

Dear Ms. Blume:

Highlands Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated February 16, 2011 containing additional comments on the Company’s above-referenced Annual Report on Form 10-K for the year ended December 31, 2009.  This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Form 10-K

Exhibit 13

1.	Please refer to your response to comment 9 of our January 3, 2011 letter and address the following:

•
We note that you apply Scenario 9 using FDIC default data from 1988-1992 and that, while you review and monitor the specific credit characteristics of the underlying collateral , that information is not used to estimate deferral and default rates. Consistent with the guidance in paragraphs ASC 320-10-35F through 331 of the FASB Accounting Standards Codification (paragraphs 10 and 12 of FSP EITF 99-20-1 and 25 and 26 of FSP 115-2), we believe you must analyze the specific credit characteristics of the collateral underlying each individual security to develop the deferral / default assumptions for your estimated cash flows and that simply using the same credit default assumption based on FDIC default data from 1988-1992 for all of your securities is not a reasonable methodology consistent with the guidance. Therefore, please revise your OTTI methodology to analyze the specific credit characteristics of the collateral underlying each individual security as the basis for your credit deferral / default assumptions. Please provide us the results of this revised methodology, including quantification of how it differed from your current policy in measuring other-than-temporary-impairment.

Securities and Exchange Commission

March 11, 2011

Management Response:  Historically, the Company has performed informal quarterly credit reviews on the underlying collateral of each security. Based on these reviews the Company concluded that there was not a material difference between impairment measured using the baseline deferral / default assumptions and assumptions developed by the Company as result of the credit reviews.  Because the baseline assumptions are independently developed, we and our audit committee concluded that using those assumptions would provide a consistently more objective measure of impairment.  In the past, at any time management’s assumptions varied materially from the baseline model, such differences were investigated.

As discussed below, the Company has revised its OTTI methodology to formally analyze the credit characteristics of the underlying collateral on each individual security as a basis for credit deferral / default assumptions.   This revised methodology is documented and reviewed with our audit committee quarterly and will be utilized as the basis for determining impairment in future periods. To evaluate the objectivity of the Company’s impairment model, our audit committee and management believe it is prudent that, in future periods,  we continue to utilize certain data contained in the baseline deferral / default assumptions that were developed by the FDIC (from default data during the 1988-1992 periods) as a check of our assumptions and results.

The Company’s credit evaluation of each of the entities comprising the underlying collateral considers all available information and evidence. Our initial credit evaluation focuses on asset quality (using the Texas Ratio and Modified Texas Ratio), capitalization (using Leverage, Tier 1 and Total Risk Based Capital), third party ratings of financial strength, the ratio of reserve for loan losses to loans and current earnings performance. For those underlying issuers that are determined to be weak based on the initial review, we perform a more detailed quarterly trend analysis. This analysis focuses on trends related to non-performing assets, reserve for loan losses, capitalization and earnings performance. The results of the internal assessment are factored into an analysis stressing the projections of cash flow.

At December 31, 2010, the following deferral / default assumptions were used in our cash flow projections:

• Deferral / default ranges for 2011 – 0.70% to 3.00%.
• Deferral / default ranges for 2012 – 1.00% to 2.00%.
• Deferral / default rate for 2013 – 1.00%.
• Deferral / default ranges for years thereafter – 0.25% to 0.36%.

The result of this revised methodology on the present value of future cash flows at December 31, 2010 is reflected in the table below:

Securities and Exchange Commission

March 11, 2011

Description	Book Value 12/31/10	Present Value of Future Cash Flows Under Baseline Model	(A) Excess Cash Flows Under Baseline Model	Present Value of Future Cash Flows Based On Specific Credit Characteristics	(B) Excess Cash Flows Based On Specific Credit Characteristics	Difference in Present Value of Future Cash Flows Between Models (B) – (A)

PRETSL IV	$ 85,396	$ 85,635	$ 239	$ 85,635	$ 239	$ 0
PRETSL XI	427,694	414,858	(12,836)	419,465	(8,229)	4,607
PRETSL XII	394,120	499,891	105,771	514,121	120,001	14,230
PRETSL XIII	358,470	346,182	(12.288)	361,802	3,332	15,620
PRETSL XV	262,781	288,658	25,877	301,737	38,956	13,079
PRETSL XVIII	362,191	380,634	18,443	428,684	66,493	48,050
PRETSL XIX	346,080	394,198	48,118	448,548	102,468	54,350
PRETSL XX	102,392	132,911	30,519	192,565	90,173	59,654
PRETSL XXI	293,502	385,491	91,989	431,391	137,889	45,900
PRETSL XXII	331,775	402,644	70,869	407,251	75,476	4,607
PRETSL XXII	330,917	402,644	71,727	407,251	76,334	4,607
PRETSL XXII	307,595	363,595	56,000	367,544	59,949	3,949
PRETSL XXIII	441,965	550,265	108,300	546,178	104,213	(4,087)
TROPIC A-4L	226,632	625,538	398,906	584,143	357,511	(41,395)
TROPIC A-4A	80,720	311,304	230,584	288,343	207,623	(22,961)

Total	$4,352,230	$5,584,448	$1,232,218	$5,784,658	$1,432,428	200,210

The impact of this revised methodology on other-than-temporary impairment at December 31, 2010 resulted in $4,607 less impairment from that calculated using the Scenerio 9 baseline model.

2.
Please clarify for us and in future filings what you mean by the statement that cash flows are discounted at the book yield, clarifying how it complies with ASC 320-10-35-33D, which states that you should use the effective interest rate.

Management Response:  The Company purchased all of the pooled trust preferred securities at par and each of these securities have floating rates based upon LIBOR.   In accordance with our understanding of the above-referenced guidance, we have consistently calculated the discount rate using the original discount margin as of the purchase date based on the purchase price added to the appropriate forward 3-month LIBOR rate.  We will add this explanation to our 2010 Form 10-K and future filings as well.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (276) 628-9181.

Thank you for your assistance in this matter.

Yours truly,

/s/ Robert M. Little, Jr.

Robert M. Little, Jr.
Chief Financial Officer